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                            MediQual Systems, Inc.
                             1900 West Park Drive
                            Westborough, MA 01581

                               October 23, 1996

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

        Re:  MediQual Systems, Inc.
             Application for Withdrawal of Registration Statement on Form 8-A
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Ladies and Gentlemen:

        We hereby apply to withdraw the Registration Statement on Form 8-A of MediQual Systems, Inc. (the "Company"), filed with the Securities and Exchange Commission on September 24, 1996, and amended on October 15, 1996 (as so amended, the "8-A Registration Statement"), because the Company's Registration Statement on Form S-1, file number 333-04883 (the "S-1 Registration Statement"), has not yet become effective and is likely not to become effective prior to November 25, 1996, the date on which the 8-A Registration Statement will automatically become effective if not earlier withdrawn.

        If you have any questions regarding the foregoing, please call Johan V. Brigham, Barry N. Hurwitz or the undersigned, all of Bingham, Dana & Gould LLP, at 617-951-8000.

                                                Very truly yours,

                                                MEDIQUAL SYSTEMS, INC.



                                                By: /s/ Victor J. Paci
                                                   --------------------
                                                    Victor J. Paci
                                                    Assistant Secretary


cc: Christopher A. Jiongo (Securities and Exchange Commission) Errol Sanderson (Securities and Exchange Commission)
        William C. Price
        Johan V. Brigham
        Barry N. Hurwitz